PRELIMINARY COPY—SUBJECT TO CORRECTION AND COMPLETION

Northern Trust

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 18, 2000

The annual meeting of stockholders of Northern Trust Corporation will be held on Tuesday, April 18, 2000 at 10:30 a.m., Chicago time, at the office of the Corporation, northwest corner of LaSalle and Monroe Streets, Chicago.

The purposes of the meeting are to:

- Elect fourteen directors to hold office until the next annual meeting of stockholders and until their successors shall have been elected and qualified;
- Amend the Corporation's restated certificate of incorporation to increase the authorized common stock; and
- Transact any other business that may properly come before the meeting.

You may vote if you are a stockholder of record at 5 p.m., Chicago time, on February 28, 2000.

ROSE A. ELLIS
Secretary

March 13, 2000

IMPORTANT—PLEASE VOTE PROMPTLY
In order that there may be proper representation at the meeting, we urge you to vote by telephone or sign and return the enclosed proxy in the envelope provided. You may nevertheless vote in person if you do attend the meeting.

PRELIMINARY COPY—SUBJECT TO CHANGE AND COMPLETION

NORTHERN TRUST CORPORATION
50 South LaSalle Street
Chicago, Illinois 60675
March 13, 2000

PROXY STATEMENT

INTRODUCTION

Our 2000 annual meeting of stockholders will be held on Tuesday, April 18, 2000 at 10:30 a.m., Chicago time, at the office of the Corporation located on the northwest corner of LaSalle and Monroe Streets in Chicago. We invite you to attend the annual meeting and vote your shares directly. However, you do not need to attend the annual meeting to vote your shares. Instead, you may vote your shares by telephone or mark, sign, date and return the enclosed proxy card in the postage-paid envelope provided. Instructions for voting by telephone can be found on the enclosed proxy card.

The Corporation's board of directors is soliciting your proxy to encourage your participation in the voting at the annual meeting and to obtain your support on each proposal to be presented. This proxy statement provides you with information about each proposal and other matters that you may find useful in voting your shares. On March 13, 2000, we began mailing this proxy statement and the enclosed proxy card to all stockholders entitled to vote at the annual meeting. We are also sending with this proxy statement the Corporation's 1999 annual report to stockholders, which includes our financial statements.

VOTING

Who May Vote

Record holders of the Corporation's common stock at the close of business on February 28, 2000 may vote at the annual meeting. On that date, the Corporation had   shares outstanding. The shares of common stock held in the Corporation's treasury will not be voted.

You are entitled to one vote for each share of common stock that you owned of record at the close of business on February 28, 2000. The enclosed proxy card indicates the number of shares you are entitled to vote at the annual meeting. You may vote cumulatively in the election of directors, a process described below under ‘‘Election of Directors.’’

Voting Your Proxy

Whether or not you plan to attend the annual meeting, we urge you to vote your proxy promptly.

If you are a stockholder of record (that is, if you hold shares of the Corporation's common stock in your own name), you may vote your shares by telephoning the toll-free number included on the proxy card or you may mark, sign, date and return your proxy card in the postage-paid envelope provided. When you use the telephone system, the system verifies that you are a stockholder through the use of a three-digit company number and a seven-digit control number that is assigned to you. You will find these numbers on the reverse side of the enclosed proxy card.

If your shares of common stock are held by a broker, bank or other nominee in ‘‘street name,’’ you will receive voting instructions from them that you must follow in order to have your shares voted including instructions, if any, on how to vote by telephone.

If you are a participant in the Northern Trust Employee Stock Ownership Plan, you will receive a voting instruction card that covers the shares credited to your plan account. Similarly, if you are a participant in The Northern Trust Company Thrift-Incentive Plan and invest in the Northern Trust Corporation Common Stock Fund, you will receive a voting instruction card that covers the shares credited to your plan account.

Whether you mail or telephone your instructions, your common stock will be voted in accordance with those instructions. If you sign, date and return your proxy card without indicating how you want to vote your shares, the proxy holders will vote your shares as recommended by the board of directors:

- FOR the election of all fourteen nominees for director; and

- FOR the amendment of the Corporation’s restated certificate of incorporation to increase the authorized common stock.

Revoking Your Proxy

You may revoke your proxy at any time *before* it is voted at the annual meeting. To revoke your proxy, you may send a written notice of revocation to the secretary of the Corporation at the address indicated at the top of this proxy statement, submit another signed proxy with a later date, vote by telephone at a later date, or vote in person at the annual meeting.

Voting In Person

You may come to the annual meeting and vote your shares in person by obtaining and submitting a ballot that will be provided at the meeting. However, if your shares are held by a broker, bank or other nominee in street name, to be able to vote at the meeting you must obtain a proxy, executed in your favor, from the institution that holds your shares, indicating that you were the beneficial owner of the shares on February 28, 2000, the record date for voting.

Quorum and Vote Required for Approval

A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist if a majority of the shares of common stock is present in person or by proxy at the annual meeting. Abstentions will be counted as present for establishing a quorum. Since the only items scheduled for consideration at the annual meeting are items for which brokers have the authority to vote, it is not anticipated that there will be any broker non-votes. Inspectors of election appointed for the annual meeting will tabulate all votes cast in person or by proxy at the annual meeting.

Election of Directors. Fourteen directors will be elected at the annual meeting by a plurality of all the votes cast (*i.e.*, the fourteen nominees for directors who receive the most votes will be elected). Abstentions will not be taken into account in determining the election of directors.

Approval of the Amendment to the Corporation’s Restated Certificate of Incorporation. Approval of this proposal requires the affirmative vote of a majority of the outstanding shares of the Corporation’s common stock. Abstentions will have the effect of negative votes.

Solicitation of Proxies

The Corporation will pay all costs of soliciting proxies. We have retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies at a cost of approximately $, plus reasonable out-of-pocket expenses. In addition, we may also use our officers and employees to solicit proxies either personally or by telephone, letter or facsimile.

ELECTION OF DIRECTORS

Fourteen directors will be elected at this year's annual meeting. Set forth below is detailed information with respect to the 14 nominees, 13 of whom are currently serving as directors of the Corporation and of its principal subsidiary, The Northern Trust Company (the ''Bank''). William G. Mitchell has decided not to stand for re-election as a director of the Corporation at the annual meeting, and Robert C. McCormack will stand for election to the vacated seat. Each of the 14 nominees has consented to serve as a director if elected at this year's annual meeting.

Each nominee elected as a director will serve until the next annual meeting and until his or her successor has been elected and qualified. If any nominee is unable to serve as a director at the time of the annual meeting, your proxy may be voted for the election of another nominee proposed by the board or the board may reduce the number of directors to be elected at the annual meeting.

The enclosed proxy card provides instructions on how to vote ''FOR'' all nominees or to ''WITHHOLD AUTHORITY'' to vote for all or one or more nominees. You have cumulative voting rights in the election of directors, meaning that your total number of votes equals the number of your shares of common stock multiplied by fourteen, the number of directors to be elected. You may allocate these cumulative votes equally among the nominees or otherwise as you specify on the enclosed proxy card. Unless you choose a different allocation and so mark on your proxy card, it is expected that the proxy holders will allocate cumulative votes equally among all nominees for whom authority to vote has not been withheld. However, the proxy holders will have the discretion to allocate cumulative votes differently among those for whom authority to vote has not been withheld, so as to elect all or as many nominees as possible depending on the circumstances at the annual meeting. If you wish to exercise this discretion, you must provide us with written instructions on the enclosed proxy card; you may not exercise this right by voting by telephone.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH NOMINEE.

INFORMATION ABOUT THE NOMINEES FOR DIRECTOR

The following information about the nominees for election to the board of directors of the Corporation at the 2000 annual meeting of stockholders is as of January 3, 2000.



DUANE L. BURNHAM, Director Since 1997, Age 57

Retired Chairman and Chief Executive Officer, Abbott Laboratories since April 1999, Chairman from 1990 until that date, and Chief Executive Officer from 1990 through December 1998 (Global diversified health care products and services company).

Mr. Burnham is a director of Sara Lee Corporation.



DOLORES E. CROSS, Director Since 1994, Age 62

President, Morris Brown College, since June 1999 (Educational institution); GE Fund Distinguished Professor, The Graduate School and University Center, The City University of New York, from July 1998 to June 1999 (Educational institution); President, GE Fund from October 1997 to June 1998 (Corporate foundation with education, arts and public policy programs); President, Chicago State University from 1990 to September 1997 (Educational institution).



SUSAN CROWN, Director Since 1997, Age 41

Vice President, Henry Crown and Company since 1984 (Company with diversified manufacturing operations, real estate and securities).

Ms. Crown is a director of Baxter International Inc. and Illinois Tool Works Inc. and a trustee of Yale University and Rush-Presbyterian-St. Luke's Medical Center in Chicago.



ROBERT S. HAMADA, Director Since 1988, Age 62

Dean and Edward Eagle Brown Distinguished Service Professor of Finance, Graduate School of Business, University of Chicago since July 1993, and member of the Faculty since 1966 (Educational institution).

Mr. Hamada is a director of A. M. Castle & Co. and the Chicago Board of Trade.



BARRY G. HASTINGS, Director Since 1994, Age 52

President since October 1995 **and Chief Operating Officer** since June 1995 of the **Corporation and the Bank** and Vice Chairman from January 1994 to June 1995.



ROBERT A. HELMAN, Director Since 1986, Age 65

Partner, Mayer, Brown & Platt since 1967 (Law firm).

Mr. Helman is a director of Dreyer's Grand Ice Cream, Inc., TC PipeLines GP, Inc. and Brambles USA, Inc. and a Governor of the Chicago Stock Exchange.



ARTHUR L. KELLY, Director Since 1988, Age 62

Managing Partner, KEL Enterprises L.P. since 1982 (Holding and investment partnership).

Mr. Kelly is a director of Bayerische Motoren Werke (BMW) A.G., Deere & Company, Snap-on Incorporated and Thyssen-Krupp Industries A.G.



FREDERICK A. KREHBIEL, Director Since 1988, Age 58

Co-Chairman and Co-Chief Executive Officer, Molex Incorporated since July 1999, Chairman from November 1993 to July 1999, and Chief Executive Officer from July 1988 to July 1999 (Manufacturer of electrical/electronic interconnecting products and systems).

Mr. Krehbiel is a director of Molex Incorporated, Tellabs, Inc., and DeVry Inc.

ROBERT C. McCORMACK, Age 60

Co-Chairman and Managing Director since 1993 and founding partner, **Trident Capital, Inc.** (Venture capital firm).

Mr. McCormack is a director of DeVry Inc., Illinois Tool Works Inc. and MapQuest.com, Inc.



EDWARD J. MOONEY, Director Since 1996, Age 58

Chairman since July 1994, **Chief Executive Officer** since April 1994, **and President** since 1990, **Nalco Chemical Company** (Manufacturer of specialized service chemicals).

Mr. Mooney is a director of Nalco Chemical Company and FMC Corporation.



WILLIAM A. OSBORN, Director Since 1994, Age 52

Chairman since October 1995 **and Chief Executive Officer** since June 1995 of the **Corporation and the Bank,** President from January 1994 to October 1995 and Chief Operating Officer from January 1994 to June 1995.

Mr. Osborn is a director of NICOR, Inc.



HAROLD B. SMITH, Director Since 1974, Age 66

Chairman of the Executive Committee, Illinois Tool Works Inc. since 1982 (Manufacturer and marketer of engineered components and industrial systems and consumables).

Mr. Smith is a director of Illinois Tool Works Inc. and W. W. Grainger, Inc. and is a trustee of The Northwestern Mutual Life Insurance Company.



WILLIAM D. SMITHBURG, Director Since 1981, Age 61

Retired Chairman, President and Chief Executive Officer, The Quaker Oats Company since October 1997 and from 1981 until that date, Chief Executive Officer (Worldwide manufacturer and marketer of beverages and grain-based products).

Mr. Smithburg is a director of Abbott Laboratories, Corning Incorporated and Prime Capital Corp.



BIDE L. THOMAS, Director Since 1984, Age 64

Retired President, Commonwealth Edison Company since December 1992 (Company engaged in production, distribution and sale of electric energy).

Mr. Thomas is a director of R. R. Donnelley & Sons Company and MYR Group Inc.

INFORMATION ABOUT THE BOARD AND COMMITTEES

Committees

Audit Committee
Members: Directors Kelly (Chairman), Burnham, Hamada, Mitchell and Thomas
Number of Meetings in 1999: Four
Functions:

- Oversees internal controls, audit procedures and compliance program
- Reviews the results of regulatory examinations
- Reviews matters having a material effect upon the Corporation's financial operations
- Recommends independent public accountants and oversees their activities

Compensation and Benefits Committee
Members: Directors Smithburg (Chairman), Burnham, Kelly, Mooney, Smith and Thomas
Number of Meetings in 1999: Five
Functions:

- Reviews compensation policy and executive compensation levels
- Recommends benefit and incentive plans, programs and payments
- Has administrative authority for certain benefit and incentive plans and programs
- Oversees management development and succession planning

Corporate Governance Committee
Members: Directors Krehbiel (Chairman), Burnham, Cross, Smith and Smithburg
Number of Meetings in 1999: Two
Functions:

- Recommends candidates for nomination to the board of directors
- Recommends structure and membership of board committees
- Considers candidates for the board recommended by stockholders

This committee will consider a candidate for director proposed by a stockholder. The Corporation's by-laws provide that stockholders may make director nominations only if they give timely written notice, directed to the attention of the secretary of the Corporation, not less than 90 days and not more than 120 days before the month and day that the Corporation held the prior year's annual meeting. The notice must contain the information required by the by-laws.

Other Committees

The Corporation's board of directors has three other standing committees. The Business Strategy Committee reviews the policies, strategies and performance of the various business units of the Corporation. The Business Risk Committee reviews the risks inherent in extending credit, managing assets and liabilities, and providing fiduciary services and other related matters. The Executive Committee meets as required and may exercise the powers of the board in the management of the business and affairs of the Corporation when the board is not in session, subject to limitations imposed by law and the by-laws of the Corporation.

Board and Committee Meetings

The Corporation's board of directors held seven regular meetings during 1999. All persons who were directors during 1999 attended at least 75% of these meetings and meetings of committees on which they served.

Director Compensation

Non-employee directors receive the following fees for their service on the board:

Annual Retainer (increased from $35,000 effective January 1, 2000) . .	$40,000
For Each Committee Meeting Attended	$ 1,000

The chairman of each committee other than the Executive Committee receives an additional annual retainer of $5,000. All non-employee directors are also eligible to receive a per diem fee of $1,000 when required to perform specific services on behalf of the Corporation. No payments were made for such services in 1999. A final award of 500 shares of common stock (1,000 shares after adjustment for the December 1999 stock split) was made to each non-employee director under the Northern Trust Corporation 1997 Stock Plan for Non-Employee Directors at the Corporation's 1999 annual meeting of stockholders. In January 2000, each non-employee director received a grant of 2,400 stock units under the Northern Trust Corporation Amended 1992 Incentive Stock Plan (the ''1992 Plan''), with 800 stock units to vest upon re-election as a director of the Corporation in each of the years 2000, 2001 and 2002. It is expected that any additional non-employee directors elected during this period will receive a similar award. A non-employee director will receive one share of common stock for each stock unit upon vesting of the stock units. Dividend equivalents on the stock units are paid on a current basis unless, as described below, the non-employee director elects to defer the stock units.

Non-employee directors may elect to defer payment of their cash compensation and stock units until termination of their service as directors. Any deferred cash compensation is converted into stock units representing shares of common stock. The value of each stock unit is based upon the market price of the stock at the end of the calendar quarter for which the cash compensation would have been paid. Dividend equivalents on all deferred stock units are paid quarterly to a cash account and accrue interest at an interest rate determined from time to time by the Compensation and Benefits Committee. Deferred cash compensation and dividend equivalents will be paid out in cash, and deferred stock units under the Plan will be distributed in stock, in each case in a lump sum or in up to ten annual installments at the election of the director.

Directors who are also employees receive no additional compensation for serving on the board or its committees.

ADDITIONAL INFORMATION ABOUT MANAGEMENT AND THE BOARD

Services Provided by the Corporation to Directors and Executive Officers

Directors and executive officers of the Corporation, as well as members of their immediate families and their associates, were clients of and had transactions with the Corporation and its subsidiaries in the ordinary course of business during 1999. These transactions included loans; purchases, sales and placements of investment securities and other financial instruments; fiduciary transactions; deposits; and other purchase, sale and finance transactions. Similar transactions may occur in the ordinary course of business in the future. All loans were made on a non-preferential basis and did not involve more than the normal risk of collectibility or present other unfavorable terms. Transactions in 1999 involving services provided by the Corporation to its directors and executive officers did not result in payments or fees that were material to the gross revenues of the Corporation.

Other Business Relationships

In the ordinary course of business, the Corporation uses the products and services of organizations of which the Corporation's directors are directors or executive officers. Transactions in 1999 involving the

purchase of products and services did not result in payments that were material to the gross revenues of the organization with which a director was associated. Mr. Helman, a director of the Corporation, is a partner in the law firm of Mayer, Brown & Platt, which renders legal services to the Corporation and its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's directors and executive officers, and beneficial holders of more than 10% of the Corporation's stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of any securities of the Corporation. Copies of these reports must also be provided to the Corporation.

To the Corporation's knowledge, all the Corporation's directors, executive officers and beneficial holders of more than 10% of the Corporation's stock made on a timely basis all filings required during 1999. In making these disclosures, the Corporation relied on copies of the reports provided to the Corporation and written representations that no other reports were required. [Subject to correction on final filing when Corporation has received all representations.]

Compensation and Benefits Committee Interlocks and Insider Participation

None of the members of the Compensation and Benefits Committee is or ever was an officer or employee of the Corporation or any of its subsidiaries. Members of the committee, as well as members of their immediate families and their associates, may have loans and other transactions with the Corporation and its subsidiaries. All loans were made on a non-preferential basis and did not involve more than the normal risk of collectibility or present other unfavorable terms.

Sheila A. Penrose, President—Corporate and Institutional Services of the Corporation, was re-elected as a director of Nalco Chemical Company on April 29, 1999. She subsequently resigned from her position as director on November 8, 1999 in connection with the acquisition of Nalco Chemical Company by Suez Lyonnaise des Eaux. Edward J. Mooney, Nalco Chemical Company's Chairman, Chief Executive Officer and President, is a director of the Corporation and a member of the Compensation and Benefits Committee.

SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the beneficial ownership of the Corporation's common stock for each director and director nominee, each executive officer named in the Summary Compensation Table elsewhere in this proxy statement and all directors and executive officers of the Corporation as a group.

	Common Stock Owned(1) and Stock Units Held(2) as of January 3, 2000		
Name	**No. of Shares**	**Percent of Class of Common Stock**	**No. of Stock Units**
Duane L. Burnham	2,000	*	6,347
Dolores E. Cross	3,200	*	8,502
Susan Crown	10,000	*	0
Robert S. Hamada	12,200	*	0
Barry G. Hastings	(3)	*	22,000
Robert A. Helman	7,200	*	6,440
Arthur L. Kelly	110,200	*	3,000
Frederick A. Krehbiel	24,600	*	0
Robert C. McCormack	10,965,568(4)	%	0
William G. Mitchell	17,400	*	0
Edward J. Mooney	4,800	*	0
William A. Osborn	(3)	*	62,500
Sheila A. Penrose	(3)(5)	*	18,000
Harold B. Smith	14,090,306(6)	%	0
William D. Smithburg	7,200	*	44,298
Mark Stevens	(3)	*	18,000
Bide L. Thomas	6,000	*	17,217
Stephen B. Timbers	(3)	*	18,000
All directors and executive officers as a group	(3)–(6)	%	328,304

*Less than one percent of the outstanding common stock.

Following are footnotes to the table on the preceding page:

(1) The information contained in this table was furnished to the Corporation by the individuals named in the table and reflects the Securities and Exchange Commission's definition of beneficial ownership. Except as noted below, the nature of beneficial ownership for shares shown in this table is sole voting and/or investment power (including shares as to which spouses and minor children of the individuals covered by this table have such power).

(2) As set forth in the table, six non-employee directors hold stock units under the 1997 Deferred Compensation Plan for Non-Employee Directors, which includes amounts deferred under certain prior deferred compensation plans. In each case, the stock units are vested. Stock units held by executive officers are stock equivalents granted under the provisions of the 1992 Plan. Of the 62,500 stock units listed in the table for Mr. Osborn, 20,000 stock units are vested and 42,500 are unvested. All stock units held by the other named executive officers are unvested. Stock units held by directors and executive officers do not have voting rights.

(3) Includes shares issuable pursuant to stock options exercisable within 60 days after January 3, 2000, as follows: Mr. Hastings, 457,328 shares; Mr. Osborn, 559,328 shares; Ms. Penrose, 204,208 shares; Mr. Stevens, 258,820 shares; Mr. Timbers, 50,000 shares; and all directors and executive officers as a group, 2,526,188 shares.

(4) Robert C. McCormack has sole voting power as to shares or % of the outstanding common stock which are held in an irrevocable trust. As co-trustee with the Bank, Harold B. Smith and one other individual, he shares voting and investment power for shares or % of the outstanding common stock. As co-trustee with the Bank and another individual he shares voting and investment power for or % of the outstanding common stock. As co-trustee with the Bank he shares voting and investment power for or % of the outstanding common stock. With respect to shares or %, he serves as co-fiduciary with the Bank and shares voting power and has sole investment power. Also, members of his family hold shares deemed to be shared as to voting and investment power and as to which he disclaims any beneficial interest.

(5) Includes 12,420 shares owned by a charitable foundation over which Ms. Penrose shares voting and investment power.

(6) See note 2 to the Security Ownership of Certain Beneficial Owners Table on page .

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table includes information concerning common stock ownership of stockholders who were the beneficial owners of more than 5% of the outstanding shares of the Corporation's common stock on January 3, 2000.

Name and Address	Common Stock(1) Held as of January 3, 2000	
	No. of Shares	**Percent of Class**
Harold B. Smith 3600 West Lake Avenue, Glenview, Illinois 60025-5811	14,090,306(2)	6.34%
U.S. Trust Corporation 114 West 47th Street, New York, New York 10036	13,424,236(3)	6.04%

(1) The information contained in this table was furnished to the Corporation by the persons named in the table and reflects the Securities and Exchange Commission's definition of beneficial ownership. The nature of beneficial ownership of the holdings shown in this table is set forth in notes 2 and 3 below.

(2) Harold B. Smith serves as co-fiduciary and shares voting and investment power with various family members and the Bank with respect to 8,776,432 shares or 3.95% of the outstanding common stock. As co-trustee with the Bank, Robert C. McCormack and one other individual, he shares voting and investment power for 5,164,056 shares or 2.32% of the outstanding common stock. With respect to 118,914 shares or .05% of the outstanding common stock, he serves as co-fiduciary and shares voting and investment power with other family members. Mr. Smith also has sole voting and investment power over 9,304 shares or .004% of the outstanding common stock held in a trust, and shared voting and investment power over 21,600 shares or .01% of the outstanding common stock as co-trustee of four additional trusts.

(3) U.S. Trust Corporation holds 13,424,236 shares or 6.04% of the outstanding common stock, including 12,940,576 shares or 5.82% of the outstanding common stock held by U.S. Trust Company, N.A., a wholly owned subsidiary of U.S. Trust Corporation, in its capacity as Trustee of the Northern Trust Employee Stock Ownership Plan (''ESOP''). U.S. Trust Company, N.A. has no voting and investment power with respect to the 11,140,226 ESOP shares allocated to participant accounts and has shared voting and investment power with respect to the 1,800,350 unallocated ESOP shares. Participants in the ESOP are entitled to direct the Trustee as to the voting of shares allocated to their accounts under the ESOP. Unallocated shares and allocated shares for which no direction is received (together, ''Undirected Shares'') will be voted by the Trustee in the same proportion that the allocated shares were voted, unless inconsistent with the Trustee's fiduciary responsibility. Under the ESOP, participants are ''named fiduciaries'' to the extent of their authority to direct the voting of shares allocated to their accounts and their proportionate share of Undirected Shares.

The Bank and its affiliates individually act as sole or co-fiduciary with respect to trusts and other fiduciary accounts which own, hold or control through intermediaries in the aggregate 26,173,251 shares or 11.77% of the outstanding common stock over which the Bank and its affiliates have, directly or indirectly, sole or shared voting power and/or sole or shared investment power. No single trust or other fiduciary account holds a beneficial interest in excess of 5%. The Bank and its affiliates have sole voting power with respect to 4,788,587 shares or 2.15% of the outstanding common stock, and they share voting power with respect to 19,013,649 shares or 8.55% of the outstanding common stock. They have sole investment power

with respect to 3,653,954 shares or 1.64% of the outstanding common stock, and they share investment power with respect to 18,277,956 shares or 8.22% of the outstanding common stock.

In addition, the Bank, as Trustee of The Northern Trust Company Thrift-Incentive Plan, holds in the Northern Trust Common Stock Fund of that Plan 7,017,230 shares or 3.16% of the outstanding common stock. The Bank has no voting or investment power with respect to these shares since sole voting and investment power for the shares is held by the 5,084 Northern Trust Common Stock Fund participants who are employees of the Corporation or its subsidiaries.

EXECUTIVE COMPENSATION

COMPENSATION AND BENEFITS COMMITTEE REPORT

The Compensation and Benefits Committee (the "Committee"), which consists entirely of non-employee directors, is responsible for overseeing the Corporation's executive compensation program. Each year the Committee reviews the components of the Corporation's executive compensation program, comparing compensation levels to a peer group of financial services organizations that represent the Corporation's competition for executive talent. The organizations selected for comparison generally have one or more of the following characteristics: superior financial performance; lines of business similar to those of the Corporation; significant operations in the Corporation's principal geographic areas; and size, either overall or in particular lines of business, comparable to that of the Corporation. The Keefe, Bruyette & Woods 50 Bank Index, which is used in the Five-Year Cumulative Total Return table presented elsewhere in this proxy statement, includes all of the organizations in the peer group used for compensation comparison purposes.

The Committee reviews and approves the compensation of the Corporation's most highly compensated executives, including the executive officers named in the Summary Compensation Table. For other executives the Committee reviews overall compensation policies and payment levels. The Committee considers recommendations from the Corporation's Human Resources Department which works closely with outside consultants. In reviewing the compensation of executives other than the chief executive officer, the Committee takes the chief executive officer's counsel and recommendations into account.

The Committee also reviews the share ownership levels of executives. The Committee believes that formal ownership requirements for executives are not necessary since these officers have existing equity holdings that are significant as a multiple of base salaries. At the time of its 1999 review, the value of the shares held by the executive officers named in the Summary Compensation Table averaged approximately 18 times base salary levels.

The Corporation's executive compensation program is designed to compensate executives at competitive levels to ensure the retention of executive talent. It links short-term and longer-term financial rewards to the Corporation's success by making a significant portion of the executives' cash compensation variable and dependent on corporate or business unit performance. The Committee believes that this component of executive compensation should increase if performance goals are achieved or exceeded, and correspondingly should decrease if goals are not achieved. The Corporation's executive compensation program also emphasizes equity incentives in order to closely align the executives' interests with those of the stockholders. The program is designed to reflect these compensation principles and has the following components: base salary, annual cash incentives, restricted stock units and stock options. The Corporation also makes specific awards of restricted stock from time to time.

Base Salaries

The Committee generally determines base salaries and any adjustments to base salaries by evaluating the responsibilities of the current position and the individual's experience, performance, career progress and potential development. A review is also made of the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions at other financial services companies, to ensure that this component of compensation is competitive.

Adjustments in 1999 to the base salaries of the executive officers named in the Summary Compensation Table, including Mr. Osborn, reflect the factors referred to above. The Committee targeted the base salaries of these executive officers at approximately the median of salaries for similar positions in most of the companies used for comparison purposes. The base salary increase for Mr. Osborn, to $850,000 effective April 1, 1999, also reflected continued strong individual and corporate performance.

Annual Incentive Cash Awards

During 1999 the executive officers named in the Summary Compensation Table were eligible for annual incentive cash awards under the provisions of the Management Performance Plan which was approved by stockholders in April 1999. The Plan establishes a maximum award funding opportunity for each Plan participant, expressed as a percentage of the Corporation's consolidated net income for the relevant year. The maximum award funding opportunity is 0.6% of consolidated net income for the chairman and chief executive officer, 0.4% for the president and chief operating officer, and 0.3% for each of the other Plan participants. Following completion of the fiscal year, the Committee determines each participant's maximum award funding opportunity on the basis of the Corporation's consolidated net income for the year, and approves specific awards. In determining the awards for 1999 shown in the bonus column of the Summary Compensation Table, the Committee used its discretion, as it had anticipated, to make awards below the maximum award funding opportunity. Individual participants' awards were based on an evaluation of each executive's performance and contribution to the Corporation's record financial and operating achievements.

Mr. Osborn's 1999 cash incentive award was determined by the Committee in accordance with the Plan provisions noted above. In determining the award the Committee acknowledged Mr. Osborn's outstanding leadership and contributions during 1999, a year in which the Corporation increased earnings per share above its minimum goal, exceeded its target range for return-on-equity and achieved a productivity ratio equal to last year's record.

Stock Units

In May 1999 the Committee approved grants of restricted stock units to a group of senior executives including the executive officers named in the Summary Compensation Table. Restricted Stock Units are stock equivalents granted under the provisions of the 1992 Plan. Each unit entitles the award recipient to receive one share of stock in December of the year in which the award vests, which occurs upon the completion of five years of employment following the award. Dividend equivalents on the stock units are paid on a current basis. If the executive leaves the Corporation during the five-year vesting period the stock units are forfeited, except in cases of death, disability or retirement or when an executive who has reached age 55, the eligible age for retirement under the Corporation's plans, leaves and does not compete with the Corporation. In those events a pro-rated number of stock units become distributable. Upon a change in control of the Corporation, the full stock unit grant becomes distributable.

Distributions may be voluntarily deferred by the executive. Distribution is also mandatorily deferred to the extent that distribution would result in compensation not deductible by the Corporation under the provisions of Section 162(m) of the Internal Revenue Code (the "Code"). See "Deductibility" below. If distribution of an award is deferred for this reason, the award becomes distributable in the first year in which it would result in deductible compensation, such as when the executive has retired and is no longer subject to Section 162(m).

In awarding restricted stock units, the Committee discontinued awarding performance shares of the type awarded in recent years. Although the corporate performance-related condition included in performance share awards provided an effective incentive, the variable financial accounting required by this type of award is inherently unpredictable and had proved increasingly costly. In contrast, the cost of restricted stock units is fixed at the time of issuance for financial accounting purposes and does not increase

with appreciation in the stock price. In addition, recognizing that restricted stock units do not have a performance condition, the Committee's philosophy was to award fewer units to each individual than would have been the case had performance shares been used, with additional options awarded to make up the aggregate equity component of compensation. Options derive their value entirely from appreciation in the Corporation's common stock.

Individual awards are based on multiple-of-salary guidelines, incorporating an estimated value of the stock unit award to the recipient, and competitive compensation data. The Committee also considers the equity awards previously granted to the individual, as well as the retention of these awards over the years. The 1999 awards for executive officers named in the Summary Compensation Table are shown in the restricted stock award column of the table.

In May 1999 the Committee applied the factors described in making the stock unit grant to Mr. Osborn. Mr. Osborn's stock unit award represents approximately 7.9% of the total of 378,000 stock units awarded in 1999 (adjusted to reflect the December 1999 stock split effected by a 100% stock distribution).

Stock Options

The Committee generally determines stock option grants to executives on an annual basis under the provisions of the 1992 Plan. Option grants are designed to align the interests of executives with those of the stockholders. Stock options are granted with an exercise price equal to the market price of the common stock on the date of grant and expire ten years after the date of the grant. This approach is designed to motivate the executive to contribute to the creation of stockholder value over the long term.

In approving individual awards, the Committee considers multiple-of-salary guidelines, incorporating an estimated option value to the recipient, and competitive compensation data. Awards are made within the context of providing an appropriate mix of cash and equity incentives and also take into consideration individual performance factors. The Committee also considers the number of stock options and other stock compensation previously granted to the individual, as well as the retention of shares over the years. The grants to executive officers named in the Summary Compensation Table are shown in the table captioned ''Option Grants in Last Fiscal Year.'' Grants in 1999 were also higher than in previous years because of the use of restricted stock units rather than performance shares as discussed above.

In May 1999, the Committee applied these factors in making the option grant to Mr. Osborn. His grant represents approximately 5.8% of the total options to purchase 3,441,700 shares that were granted in 1999 (adjusted for the December 1999 stock split).

Deductibility

Section 162(m) of (the ''Code'') provides that compensation in excess of $1,000,000 per year paid to the chief executive officer and the four other most highly compensated executive officers employed at year-end, other than compensation meeting the technical definition in the Code for ''performance based compensation'' or otherwise exempt from the provisions of Section 162(m), will not be deductible by a corporation for federal income tax purposes. Base salary, the portion of the stock awards to Mr. Osborn and Mr. Hastings distributed in 1999, and the amounts reflected in the other annual compensation and all other compensation columns of the Summary Compensation Table do not by their nature qualify as performance based compensation and accordingly were not deductible to the extent they exceeded $1,000,000 in the aggregate. The other forms of compensation paid in 1999 to the named executive officers were deductible.

In 1999, stockholders approved the Northern Trust Corporation Management Performance Plan, which qualifies the annual incentive cash awards made for 1999 and thereafter as performance based compensation under Section 162(m). The Committee expects to look carefully at each material element of compensation on a continuing basis and take steps to assure deductibility if that can be accomplished without sacrificing flexibility and other important elements of the overall compensation program.

* * * * *

Through the programs described above, a significant portion of the Corporation's executive compensation is linked directly to individual and corporate performance and stock price appreciation. In 1999 the five executive officers named in the Summary Compensation Table received over half of their compensation in the aggregate (consisting of the dollar amounts shown in the Table and the value realized on stock options exercised) in the form of performance based variable elements. The Committee intends to continue the policy of linking executive compensation to corporate performance, the value of the Corporation's common stock and returns to stockholders.

This report is submitted on behalf of the members of the Committee:

William D. Smithburg, Chairman
Duane L. Burnham
Arthur L. Kelly
Edward J. Mooney
Harold B. Smith
Bide L. Thomas

Summary Compensation Table

The following table sets forth compensation information for the years 1997 through 1999 with respect to the Corporation's chief executive officer and the four other most highly compensated executive officers during 1999. All share amounts have been adjusted for the two-for-one stock split in the form of a 100% stock distribution, which was paid out of authorized but unissued shares to stockholders on December 9, 1999.

		Annual Compensation			Long-Term Compensation			
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation (2)**	**Restricted Stock Awards(3)**	**Securities Underlying Options Granted**	**Payouts (Long-Term Incentive Plan)(4)**	**All Other Compensation (5)**
William A. Osborn	1999	$837,500	$	$316	$1,354,689	200,000	$716,900	$
Chairman and	1998	$757,500	$1,200,000			150,000	$856,825	$134,218
Chief Executive Officer	1997	$622,500	$1,000,000			150,000	$665,388	$102,913
Barry G. Hastings	1999	$626,250	$	$ 48	$ 993,439	140,000	$716,900	$
President and Chief	1998	$575,000	$ 750,000			100,000	$856,825	$101,882
Operating Officer	1997	$493,750	$ 625,000			100,000	$665,388	$ 81,628
Mark Stevens	1999	$472,500	$	$482	$ 812,813	100,000	$672,094	$
President—Personal	1998	$443,750	$ 500,000			70,000	$428,413	$ 78,626
Financial Services	1997	$368,750	$ 375,000		$1,132,500	60,000	$332,694	$ 60,963
Sheila A. Penrose	1999	$443,750	$	$106	$ 812,813	90,000	$358,500	$
President—Corporate	1998	$418,750	$ 400,000			60,000	$357,011	$ 74,196
And Institutional Services	1997	$345,000	$ 350,000		$1,132,500	60,000	$110,898	$ 57,036
Stephen B. Timbers(1)	1999	$443,750	$	$311	$ 812,813	100,000		$
President—Northern Trust Global Investments	1998	$362,340	$ 500,000		$1,477,500	110,000		$ 0

Following are footnotes to the table on the preceding page:

(1) Mr. Timbers joined the Corporation on February 23, 1998.

(2) The ‘‘Other Annual Compensation’’ category reflects tax gross-up payments.

(3) The total number of outstanding restricted stock awards and stock units for the named executive officers and their aggregate market value as of December 31, 1999 were: Mr. Osborn, 37,500 shares of restricted stock, 30,000 stock units and 32,500 stock units which Mr. Osborn received in exchange for his performance shares for the 1994-96 performance period and in exchange for the portion of his restricted stock grant which would have vested in 2000, the total valued at $5,368,750; Mr. Hastings, 50,000 shares of restricted stock and 22,000 stock units, the total valued at $3,865,500; and for each of Mr. Stevens, Ms. Penrose and Mr. Timbers, 40,000 shares of restricted stock and 18,000 stock units, the total valued at $3,113,875. These values are based on a price of $53.6875 per share, the mean of the high and low sale prices of the common stock on December 31, 1999 as reported by The Nasdaq Stock Market. The restrictions on the stock awards to Mr. Osborn and Mr. Hastings, granted on January 3, 1994, commenced to lapse December 15, 1998 for Mr. Osborn and January 15, 1999 for Mr. Hastings. These stock awards become fully vested and distributed over a period ending in January 2003. The restrictions on the stock awards to Mr. Stevens and Ms. Penrose, granted on September 16, 1997, lapse beginning December 15, 2001 and the stock becomes fully vested and distributed over a period ending January 15, 2004. The restrictions on the stock award to Mr. Timbers, granted on February 23, 1998, lapse beginning December 15, 2001 and the stock becomes fully vested and distributed over a period ending January 15, 2004. All restricted stock awards are subject to earlier vesting in the event of a change in control of the Corporation, as defined in the 1992 Plan, or earlier prorated vesting upon a participant’s death, normal retirement or disability, or as otherwise determined by the Compensation and Benefits Committee. Dividends are paid on restricted stock awards, adjusted by an interest factor, and distributed in cash to participants in accordance with the vesting schedules described above. The values of the restricted stock units awarded in 1999 are based on a price of $45.1563, the mean of the high and low sale prices of the common stock as reported by The Nasdaq Stock Market on May 13, 1999, the date of the grant. The terms of the restricted stock units are described in ‘‘—Compensation and Benefits Committee Report—Stock Units.’’

(4) The values of the amounts shown were determined by multiplying the total number of shares earned and distributed by the mean of the high and low sale prices of the common stock on the dates of distribution as reported by The Nasdaq Stock Market and adding dividend equivalents and an interest factor.

(5) The ‘‘All Other Compensation’’ category reflects contributions on behalf of the named executive officers to the Thrift-Incentive Plan and the Supplemental Thrift-Incentive Plan (collectively, ‘‘TIP’’) and allocations on behalf of the named executive officers under The Northern Trust Employee Stock Ownership Plan and the Supplemental Employee Stock Ownership Plan (collectively, ‘‘ESOP’’), all of which are defined contribution plans. For the following executive officers, the 1999 TIP and ESOP amounts (in that order) were: Mr. Osborn, $xxxxx and $xxxxx; Mr. Hastings, $xxxxx and $xxxxx; Mr. Stevens, $xxxxx and $xxxxx; Ms. Penrose, $xxxxx and $xxxxx; Mr. Timbers, $xxxxx and $xxxxx. In the event of a change in control of the Corporation, participants become fully vested in all benefits payable under the ESOP and all benefits payable under the TIP that are in excess of applicable Internal Revenue Code limits.

Option Grants in Last Fiscal Year

The following table sets forth certain information with respect to the stock options granted during 1999 to the executive officers named in the Summary Compensation Table. Using 0%, 5% and 10% in assumed rates of stock price appreciation (compounded annually) for the option term of ten years, the table also shows the potential realizable pre-tax value of the stock options. These assumed rates are used for illustrative purposes only, and are not intended to represent or predict future increases in the price of the Corporation's common stock.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term of 10 years(2)		
Name	**Number of Securities Underlying Options Granted(1)**	**Percent of Total Options Granted to Employees In 1999**	**Exercise Price**	**Expiration Date**	**0%**	**5%**	**10%**
William A. Osborn	200,000	5.8%	$45.1563	5/13/09	0	$5,679,711	$14,393,503
Barry G. Hastings	140,000	4.1%	$45.1563	5/13/09	0	$3,975,798	$10,075,452
Mark Stevens	100,000	2.9%	$45.1563	5/13/09	0	$2,839,855	$ 7,196,751
Sheila A. Penrose	90,000	2.6%	$45.1563	5/13/09	0	$2,555,870	$ 6,477,076
Stephen B. Timbers	100,000	2.9%	$45.1563	5/13/09	0	$2,839,855	$ 7,196,751

(1) All options were granted on May 13, 1999. Two-thirds of these options will become exercisable May 13, 2001, while the remaining one-third will become exercisable on May 13, 2002. In the event of a change in control of the Corporation, as defined in the 1992 Plan, all outstanding stock options become fully vested and exercisable.

(2) No gain to the optionees is possible without an increase in the stock price, which will benefit all stockholders commensurately. The pre-tax gain to all stockholders after ten years, using as a base the $45.1563 mean of the high and low sale prices of common stock as reported by The Nasdaq Stock Market on the respective option grant dates would be $0 for 0% appreciation, approximately $6 billion for 5% appreciation and approximately $16 billion for 10% appreciation.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth the number of shares for which stock options were exercised during 1999, the actual as well as annualized pre-tax value realized, the number of shares for which options were outstanding and the pre-tax value of those options as of year-end.

Name	Shares Acquired on Exercise	Value Realized (1)	Annualized Value Since Grant Date(2)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(3)		Value of Unexercised in-the-Money Options at Fiscal Year-End(3)(4)	
				Exercisable	Unexercisable	Exercisable	Unexercisable
William A. Osborn	40,612	$1,639,170	$209,855	559,328	350,000	$20,983,812	$4,570,295
Barry G. Hastings	75,572	$2,964,740	$386,285	457,328	240,000	$17,694,312	$3,103,738
Mark Stevens	42,568	$1,659,847	$256,293	258,820	170,000	$ 9,866,448	$2,189,679
Sheila A. Penrose	15,120	$ 519,954	$113,082	204,208	150,000	$ 7,432,625	$1,913,430
Stephen B. Timbers	0	$ 0	$ 0	50,000	160,000	$ 837,500	$1,998,742

(1) Calculated on a pre-tax basis using the spread between the option exercise price and the mean of the high and low sale prices of the common stock on the date of exercise as reported by The Nasdaq Stock Market.

(2) Amount of pre-tax value realized annualized over period between the date of grant and the date of exercise.

(3) Amounts represent options granted since 1990 to Messrs. Osborn and Hastings; since 1991 to Mr. Stevens; since 1992 to Ms. Penrose; and since 1998 to Mr. Timbers.

(4) Calculated on a pre-tax basis using the spread between the option exercise price and $53.6875, which was the mean of the high and low sale prices of the common stock on December 31, 1999 as reported by The Nasdaq Stock Market.

Employment Security Agreements

Messrs. Osborn, Hastings, Stevens and Timbers and Ms. Penrose are parties to employment security agreements that provide lump sum cash payments equivalent to three years' salary and bonus (and payment of a pro-rata bonus for the year of termination, as well as continuation of medical, dental, life insurance and similar benefits for three years) upon the termination of employment either by the Corporation without good cause or by the executive with good reason, as defined in the agreements, within two years after a change in control of the Corporation, as defined in the agreements. The agreements also provide that the Corporation will reimburse the executives for any excise tax imposed on payments under the agreements as well as taxes imposed on such reimbursement amounts.

Pension Plan Tables

The table below sets forth the estimated annual benefits payable upon retirement at age 65 under the Bank's Pension Plan (including amounts payable under the Bank's Supplemental Pension Plan) to persons in the remuneration and service classifications specified, using the formula in place prior to the Plan amendments described below.

Pension Benefit						
Average Compensation In 5 Highest Years	Years of Service at Retirement					
	10	15	20	25	30	35
$ 500,000	$ 120,000	$180,000	$ 240,000	$ 265,000	$ 290,000	$ 315,000
750,000	180,000	270,000	360,000	397,500	435,000	472,500
1,000,000	240,000	360,000	480,000	530,000	580,000	630,000
1,250,000	300,000	450,000	600,000	662,500	725,000	787,500
1,500,000	360,000	540,000	720,000	795,000	870,000	945,000
1,750,000	420,000	630,000	840,000	927,500	1,015,000	1,102,500
2,000,000	480,000	720,000	960,000	1,060,000	1,160,000	1,260,000
2,250,000	540,000	810,000	1,080,000	1,192,500	1,305,000	1,417,500
2,500,000	600,000	900,000	1,200,000	1,325,000	1,450,000	1,575,000
2,750,000	660,000	990,000	1,320,000	1,457,500	1,595,000	1,732,500
3,000,000	720,000	1,080,000	1,440,000	1,590,000	1,740,000	1,890,000

Compensation covered by the Pension Plan includes salaries, before tax deposits made by a participant to the TIP, shift differential pay, overtime pay and awards under the Management or Annual Performance Plan (or predecessor plans), as applicable. The average covered compensation for the highest five consecutive years is used in the pension calculation.

The above pension benefits, which are shown as if paid in the form of a straight life annuity, will be reduced by .39% of the average Social Security taxable wage base for the individual (''Social Security Covered Compensation Offset''), which varies by year of birth, for each year of service up to 35 years. For participants hired after 1988 the percentage is .50%. In the event of a change in control of the Corporation, as defined in the Supplemental Pension Plan, participants become fully vested in all benefits payable under the Supplemental Pension Plan.

The Bank's Pension Plan and Supplemental Pension Plan were amended to change the formula used to calculate retirement benefits beginning January 1, 1996. The new formula will generally result in lower retirement benefits, due principally to a change to a uniform accrual rate (1.8% per year of credited service), a cap on credited service (at 35 years), adoption of a uniform Social Security Covered Compensation Offset (.50%) and the elimination of special subsidies applicable to surviving spouse benefits and early retirement benefits. However, all participants employed on December 31, 1995 will continue accruing benefits under the prior formula, as set forth in the Pension Plan table above, through December 31, 2000. At termination or retirement they will be entitled to receive the greater of the minimum benefit accrued through December 31, 2000 (or termination date if earlier) under the prior formula or the benefit calculated under the new formula. All participants employed after December 31, 1995 will accrue benefits under the new formula as set forth in the Pension Plan table below. The pension benefits presented below are shown as if paid in the form of a straight life annuity and will be reduced by .50% of the average Social Security taxable wage base for the individual for each year of service up to 35 years.

Pension Benefit (New Formula)

Average Compensation In 5 Highest Years	Years of Service at Retirement					
	10	15	20	25	30	35
$ 500,000	$ 90,000	$135,000	$ 180,000	$ 225,000	$ 270,000	$ 315,000
750,000	135,000	202,500	270,000	337,500	405,000	472,500
1,000,000	180,000	270,000	360,000	450,000	540,000	630,000
1,250,000	225,000	337,500	450,000	562,500	675,000	787,500
1,500,000	270,000	405,000	540,000	675,000	810,000	945,000
1,750,000	315,000	472,500	630,000	787,500	945,000	1,102,500
2,000,000	360,000	540,000	720,000	900,000	1,080,000	1,260,000
2,250,000	405,000	607,500	810,000	1,012,500	1,215,000	1,417,500
2,500,000	450,000	675,000	900,000	1,125,000	1,350,000	1,575,000
2,750,000	495,000	742,500	990,000	1,237,500	1,485,000	1,732,500
3,000,000	540,000	810,000	1,080,000	1,350,000	1,620,000	1,890,000

Credited years of service under the Bank's Pension Plan for the executive officers in the Summary Compensation Table are as follows: William A. Osborn—29 years, Barry G. Hastings—25 years, Mark Stevens—20 years, Sheila A. Penrose—22 years, and Stephen B. Timbers—1 year. In addition to pension benefits, retiree health benefits are available to these individuals upon retirement if the length of service and other eligibility requirements described in the Retiree Medical Care Plan have been met. Mr. Timbers is also entitled to $10,000 a year for three years to purchase medical insurance coverage upon termination of his employment in certain circumstances.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG NORTHERN TRUST CORPORATION COMMON STOCK, S&P 500 INDEX AND KEEFE, BRUYETTE & WOODS (KBW) 50 BANK INDEX

Total Return Assumes $100 Invested on January 1, 1995 with Reinvestment of Dividends

Five-Year Cumulative Total Return


700
600
500
400
300
200
100
0
1994
1995
1996
1997
1998
1999
Northern Trust
S&P 500
KBW 50 Bank

For the five-year period ended December 31, 1999, the Corporation’s total return to stockholders was 558% compared with 251% for the S&P 500 Index and 246% for the KBW 50 Bank Index. During the same period, the Corporation’s common stock market capitalization increased $9.9 billion or 522% from $1.9 billion to $11.8 billion, reflecting both an increase in the stock price and a greater number of shares outstanding. The Corporation’s net income increased in 1999 for the 12th consecutive year and increased 122% over the last five years, from $182 million in 1994 to $405 million in 1999. In terms of total return to stockholders for the fiscal year ended December 31, 1999, the Corporation ranked fourth out of the banking institutions comprising the KBW 50 Bank Index.

APPROVAL OF AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK

General

On January 18, 2000, the Corporation's board of directors unanimously adopted an amendment to the Corporation's restated certificate of incorporation to increase the number of shares of common stock authorized for issuance from 280,000,000 to 560,000,000 shares. If the amendment is approved by stockholders, the first sentence of ARTICLE FOURTH of the restated certificate of incorporation would be changed to provide as follows (with the changed portion in boldface italics):

> ''The total number of shares of all classes of capital stock which the Corporation has the authority to issue is ***570,000,000*** shares, which are divided into two classes as follows:
>
> 10,000,000 shares of Preferred Stock (Preferred Stock) without par value, and
>
> ***560,000,000*** shares of Common Stock (Common Stock), $1.66⅔ par value per share.''

On November 16, 1999, the Corporation's board of directors declared a two-for-one stock split in the form of a 100% stock distribution, which was paid out of authorized but unissued shares to stockholders on December 9, 1999. Payment of the stock split required 113,960,762 of common stock which significantly reduced the number of authorized shares available for future issuance. As of January 18, 2000, there were 222,307,407 shares of common stock issued and outstanding, and 5,614,117 shares issued and held by the Corporation as treasury stock. An additional 26,441,128 shares were reserved for issuance under the Corporation's incentive stock and employee benefit plans or upon exercise of options issued under incentive stock plans. As a result, as of January 18, 2000, a total of 25,373,348 authorized shares of common stock remain available for future issuance. Adoption of the proposed amendment would increase the number of authorized shares of common stock available for future issuance to 305,373,348 shares.

Purpose and Effects

The purpose of increasing the number of authorized shares of common stock is to provide additional authorized shares which may be issued for such corporate purposes as the board of directors determines in its discretion. These corporate purposes may include future stock splits, stock dividends or other distributions, future financings, acquisitions and incentive stock and employee benefit plans. The increase in the number of authorized shares of common stock would enable the Corporation to take advantage of market conditions and the availability of favorable opportunities without the delay and expense associated with holding a special meeting of stockholders.

If the amendment is approved, the board of directors would be authorized to issue any of the additional shares of common stock at such times, to such persons and for such consideration as it may determine, except as may otherwise be required by applicable law or the rules of The Nasdaq Stock Market. The Corporation has no existing plans, understandings or agreements for the issuance of any additional shares of common stock, other than the shares under its incentive stock and employee benefit plans. When and if they are issued, the additional shares of common stock would have the same rights and privileges as the presently outstanding shares of common stock, including the right to vote cumulatively in the election of directors. Holders of common stock do not have preemptive rights to subscribe for or purchase any part of any issue of common stock or securities convertible into common stock.

Although the decision of the board of directors to propose an amendment increasing the number of authorized shares of common stock did not result from any effort by any person to accumulate the Corporation's stock or effect a change in control of the Corporation, one result of an increase may be to help the board discourage or render more difficult a change in control. For example, the additional shares could be issued to dilute the voting power of, create voting impediments for, or otherwise frustrate the efforts of, persons seeking to effect a takeover or gain control of the Corporation, whether or not the change of control is favored by a majority of unaffiliated stockholders. The Corporation could also privately place shares with purchasers who might side with the board in opposing a hostile takeover bid. The issuance of any additional shares of common stock could also have the effect of diluting the equity of existing holders and the earnings per share of existing shares of stock.

The Corporation has a preferred stock purchase rights plan that provides stockholders the right to purchase shares of common stock of the Corporation (or of an acquiring company) at half the market price in certain circumstances involving a potential change in control of the Corporation unless the rights are earlier redeemed by the Corporation as directed by the board. The rights plan is intended as a means to protect the value of the stockholders' investment in the Corporation, while preserving the possibility of a fair acquisition bid. In addition, the Delaware General Corporation Law provides, among other things, that any beneficial owner of more than 15% of the Corporation's voting stock is prohibited, without the prior approval of the board, from entering into any business combination with the Corporation for three years from the date the 15% ownership interest is acquired. The Corporation's restated certificate of incorporation and by-laws do not presently contain provisions that the board of directors considers to have an anti-takeover effect, and the board has no present intention of proposing such measures in the future.

Vote Required for Approval

The affirmative vote of the holders of a majority of the outstanding shares of common stock is required to approve the amendment to the restated certificate of incorporation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE RESTATED CERTIFICATE OF INCORPORATION TO INCREASE THE NUMBER OF SHARES OF AUTHORIZED COMMON STOCK.

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP served as the Corporation's independent public accountants during 1999. The appointment of auditors is approved annually by the Corporation's board of directors. The decision of the board of directors is based on the recommendation of the Audit Committee. In making its recommendation, the Audit Committee reviews both the audit scope and estimated fees for professional services for the coming year. For the year 2000, the board of directors has authorized the engagement of Arthur Andersen LLP as its auditors.

Representatives of Arthur Andersen LLP will be present at the annual meeting. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions raised by stockholders at the meeting.

OTHER BUSINESS

The board of directors knows of no business to be presented at the 2000 annual meeting other than that described above. The Corporation's by-laws provide that stockholders may bring matters before an annual meeting only if they give timely written notice of the matter to be brought not less than 90 days and not more than 120 days before the month and day that the Corporation held the prior year's annual meeting. The notice must be directed to the attention of the Corporation's secretary and contain the information required by the by-laws. No such notice with respect to the 2000 annual meeting was received during the relevant period, December 22, 1999 through January 21, 2000. However, if any matter properly comes before the annual meeting, the proxy holders will vote the shares represented by the proxies in accordance with their best judgment.

STOCKHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

Any stockholder proposals for the 2001 annual meeting must be received by the Corporation, directed to the attention of the Corporation's secretary, no later than November 14, 2000 in order to be eligible for inclusion in the Corporation's proxy statement and form of proxy for that meeting. The proposal must comply in all respects with the rules and regulations of the Securities and Exchange Commission and the by-laws of the Corporation.

Also, under the Corporation's by-laws, other proposals that are not included in the proxy statement will be considered timely and may be eligible for presentation at that meeting if they are received by the Corporation in the form of a written notice, directed to the attention of the Corporation's secretary, not earlier than December 20, 2000 and not later than January 19, 2001. The notice must contain the information required by the by-laws.

By order of the Board of Directors,

Rose A. Ellis
Secretary

Chicago, Illinois
March 13, 2000

Printed on Recycled paper.

PROXY CARD | **PROXY CARD**

NORTHERN TRUST CORPORATION
PROXY FOR ANNUAL MEETING 2000
Proxy Solicited by the Board of Directors

The undersigned hereby appoints Duane L. Burnham, Frederick A. Krehbiel and William D. Smithburg, or any of them, with the power of substitution, attorneys and proxies for the undersigned to vote at the annual meeting of stockholders of Northern Trust Corporation on April 18, 2000, or any adjournment of such meeting, all shares of Common Stock which the undersigned is entitled to vote on the Proposals more fully described in the Proxy Statement for the meeting, in the manner specified, and on any other business properly coming before the meeting.

The above proxies cannot vote your shares unless you vote by telephone in accordance with the voting instructions on the reverse side or you sign, date and return this card by mail. If you vote by mail, you are encouraged to specify your choice on each Proposal by marking the appropriate space (SEE REVERSE SIDE), but you need not mark any space if you wish to vote in accordance with the recommendations of the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* EACH PROPOSAL.

CONTINUED ON REVERSE SIDE

YOU CAN VOTE YOUR PROXY BY TELEPHONE OR BY SIGNING, DATING AND RETURNING THIS CARD BY MAIL

Northern Trust

1. **Election of 14 Directors. *Nominees:* Duane L. Burnham, Dolores E. Cross, Susan Crown, Robert S. Hamada, Barry G. Hastings, Robert A. Helman, Arthur L. Kelly, Frederick A. Krehbiel, Robert C. McCormack, Edward J. Mooney, William A. Osborn, Harold B. Smith, William D. Smithburg, Bide L. Thomas**

For All	Withheld All	For All Except As Noted
◯	◯	◯

____

(Except nominee(s) written above.)

2. **Approval of the Amendment to Restated Certificate of Incorporation to increase authorized Common Stock**

For	Against	Abstain
◯	◯	◯

In their sole discretion, the Proxies are authorized to vote as they shall determine on such other matters as may properly come before the meeting.

This proxy when properly executed will be voted in the manner directed herein. **If no direction is made, this proxy will be voted FOR the election of all nominees for Director, cumulatively for some if the above proxies shall so determine at their sole discretion, and FOR Proposal 2.**

Dated ____________________ , 2000

Signature(s) ____

____

Please sign exactly as name appears hereon. Joint owners should each sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation or partnership, sign in name of entity by authorized person.

Please detach here

COMPANY #
CONTROL #

THERE ARE TWO WAYS TO VOTE YOUR PROXY.

VOTE BY PHONE—TOLL FREE—1-800-240-6326—QUICK *** EASY *** IMMEDIATE

- Your telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned your proxy card by mail.
- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week. The cut-off for telephone voting is 5 PM CST on April 14, 2000.
- You will be prompted to enter your 3-digit Company Number and your 7-digit Control Number which is located above.
- Follow the simple voice-mail instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we've provided or return it to Northern Trust Corporation, c/o Shareowner Services(TM), P.O. Box 64873, St. Paul, MN 55164-9397.

IF YOU VOTE BY PHONE, PLEASE DO NOT MAIL YOUR PROXY CARD.

NOTE: Because stockholders have the right to vote cumulatively in the election of directors, as described in the ''Election of Directors'' section on page 3 of the Proxy Statement, you have the right to vote your shares in a manner that distributes those cumulative votes unequally among the nominees. IF YOU WISH TO EXERCISE THIS RIGHT, YOU MUST PROVIDE US WITH WRITTEN INSTRUCTIONS ON THE PROXY CARD ABOVE; YOU MAY NOT EXERCISE THIS RIGHT BY VOTING BY TELEPHONE.

NORTHERN TRUST CORPORATION
VOTING INSTRUCTION CARD FOR ANNUAL MEETING 2000
Voting Instruction Solicited by the Trustee of the Northern Trust Employee Stock Ownership Plan

The undersigned hereby directs U.S. Trust Company, N.A., Trustee of the Northern Trust Employee Stock Ownership Plan (''ESOP''), to vote at the annual meeting of stockholders of Northern Trust Corporation on April 18, 2000, or any adjournment of such meeting, all shares of Common Stock that have been allocated to the account of the undersigned on the Proposals more fully described in the Proxy Statement for the meeting, in the manner specified, and on any other business properly coming before the meeting.

You are encouraged to specify your choice on each Proposal by voting by telephone in accordance with the voting instructions on the reverse side or by marking the appropriate space on the voting instruction card on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* EACH PROPOSAL.

CONTINUED ON REVERSE SIDE

YOU CAN GIVE VOTING INSTRUCTIONS BY TELEPHONE OR BY SIGNING, DATING AND RETURNING THIS CARD BY MAIL

NOTICE TO PARTICIPANTS IN THE NORTHERN TRUST EMPLOYEE STOCK OWNERSHIP PLAN

Dear Plan Participant:

Enclosed with this notice is a Proxy Statement of the Northern Trust Corporation (the ''Corporation''), describing the annual meeting of stockholders to be held on April 18, 2000. The annual meeting of stockholders will be for the purpose of electing fourteen directors and the approval of the amendment to the Corporation's Restated Certificate of Incorporation to increase the Corporation's authorized Common Stock. Directors and officers of the Corporation will be present at the annual meeting to respond to any questions that the stockholders may have regarding the business to be transacted. The Proxy Statement has been prepared by the Board of Directors of the Corporation, in connection with the business to be transacted at the annual meeting.

Directions to the Trustee

Only U.S. Trust Company, N.A., as trustee (the ''Trustee'') of the Northern Trust Employee Stock Ownership Plan (the ''ESOP''), can vote the shares of the Corporation stock (''Shares'') held by the ESOP. However, under the terms of the ESOP, you, as a participant in the ESOP, are entitled to instruct the Trustee how the Shares allocated to your account under the ESOP are to be voted. Unallocated Shares and allocated Shares for which no direction is received (together, ''Undirected Shares'') will be voted by the Trustee in the same proportion that the allocated Shares were voted, unless inconsistent with the Trustee's fiduciary responsibility. Thus, through your instructions, you will be exercising power and control as a named fiduciary of the ESOP not only over the Shares allocated to your account, but also with respect to the Undirected Shares.

Enclosed with this notice is a confidential voting instruction card which is provided to you for the purpose of instructing the Trustee how to vote the Shares concerning the election of directors and the approval of the amendment to the Corporation's Restated Certificate of Incorporation to increase the Corporation's authorized Common Stock, which are described in the enclosed Proxy Statement. Your interest in these matters is very important. Please take the time to complete the instruction card and return it in the enclosed envelope provided to you or provide telephonic instructions to the Trustee in the manner described on the reverse side. The Trustee will vote your Shares in accordance with the instructions you provide by telephone or on the voting instruction card received by the Trustee on or before April 14, 2000, unless the Trustee determines such instructions are contrary to the requirements of the Employee Retirement Income Security Act of 1974, as amended (''ERISA'').

Confidentiality and Instructions

How you vote will not be revealed, directly or indirectly, to any officer, to any other employee, or any director of the Corporation or to anyone else, except as otherwise required by law. You should, therefore, feel completely free to instruct the Trustee to vote Shares in the manner you think best.

Voting Deadline

Because of the time required to tabulate voting instructions from participants before the annual meeting, the Trustee must establish a cut-off date for receiving your instruction card or your telephonic instructions. The cut-off date established by the Trustee is 5:00 P.M. Central Standard Time April 14, 2000. The Trustee cannot insure that instruction cards or telephonic instructions received after the cut-off date will be tabulated. Therefore, it is important that you act promptly and return your instruction card in the envelope provided for your convenience or provide telephonic instructions to the Trustee in the manner provided on the reverse side on or before April 14, 2000. If the Trustee does not receive timely instructions from you, the Trustee will vote your Shares in proportion to the voting instructions received from all ESOP participants.

If you are a direct stockholder of Northern Trust Corporation, you will receive under separate cover, proxy solicitation materials, including a proxy card. That card or the telephonic vote of the shares listed on that card CANNOT be used to direct the voting of Shares held by the ESOP.

Further Information

If you have questions regarding the information provided to you, you may contact the Trustee at the following toll-free number between 11:00 A.M. and 6:00 P.M. Central Standard Time, Monday through Friday at 1-800-535-3093.

Your ability to instruct the Trustee how to vote your ESOP Shares is an important part of your rights as an ESOP participant. Please consider the enclosed material carefully and then furnish your voting instructions promptly.

March 13, 2000

U.S. Trust Company, N.A.

NORTHERN TRUST CORPORATION

PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.

	For All	Withheld All	For All Except As Noted
1. **Election of 14 Directors.** ***Nominees:*** **Duane L. Burnham, Dolores E. Cross, Susan Crown, Robert S. Hamada, Barry G. Hastings, Robert A. Helman, Arthur L. Kelly, Frederick A. Krehbiel, Robert C. McCormack, Edward J. Mooney, William A. Osborn, Harold B. Smith, William D. Smithburg, Bide L. Thomas**	⬭	⬭	⬭

____

(Except nominee(s) written above.)

	For	Against	Abstain
2. **Approval of the Amendment to Restated Certificate of Incorporation to increase authorized Common Stock**	⬭	⬭	⬭

In its sole discretion, the Trustee is authorized to vote as it shall determine on such other matters as may properly come before the meeting.

Listed on this card is the number of shares of Common Stock allocated to your account. You may direct the Trustee of the ESOP to vote all such shares at the annual meeting. Please express your choice on each Proposal, date and sign below, and mail this card in the envelope provided.

Unallocated shares and allocated shares for which no direction is received (together, Undirected Shares) will be voted by the Trustee in the same proportion that the allocated shares are voted, unless inconsistent with the Trustee's fiduciary responsibility. Under the ESOP, Participants are ''named fiduciaries'' to the extent of their authority to direct the voting of shares allocated to their accounts and their proportionate share of Undirected Shares.

Dated ______________, 2000

Signature(s)______________________________

____

Direction to U.S. Trust Company, N.A., as Trustee of the Northern Trust Employee Stock Ownership Plan, to vote all shares for which I am entitled to give voting direction.

Please sign exactly as name appears hereon. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such.

Please detach here

COMPANY #
CONTROL #

THERE ARE TWO WAYS TO GIVE VOTING INSTRUCTIONS TO THE ESOP TRUSTEE.

VOTE BY PHONE—TOLL FREE—1-800-240-6326—QUICK *** EASY *** IMMEDIATE

- Your telephone call gives instructions to the ESOP Trustee to vote your shares in the same manner as if you marked, signed, dated and returned your voting instruction card.
- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week. The cut-off for giving voting instructions to the ESOP Trustee by Telephone is 5 PM CST on April 14, 2000.
- You will be prompted to enter your 3-digit Company Number and your 7-digit Control Number which is located above.
- Follow the simple voice mail instructions.

VOTE BY MAIL

Mark, sign and date your voting instruction card and return it in the postage-paid envelope we've provided or return it to Northern Trust Corporation, c/o Shareowner Services(TM), P.O. Box 64873, St. Paul, MN 55164-9397. The cut-off date for receiving your voting instruction card is 5 pm CST on April 14, 2000.

IF YOU VOTE BY TELEPHONE, PLEASE DO NOT MAIL YOUR VOTING INSTRUCTION CARD.

NOTE: Because stockholders have the right to vote cumulatively in the election of directors, as described in the ''Election of Directors'' section on page 3 of the Proxy Statement, you have the right to instruct the ESOP Trustee to vote the shares allocated to your plan account in a manner that distributes those cumulative votes unequally among the nominees. IF YOU WISH TO EXERCISE THIS RIGHT, YOU MUST PROVIDE THE ESOP TRUSTEE WITH WRITTEN INSTRUCTIONS ON THE VOTING INSTRUCTION CARD ABOVE; YOU MAY NOT EXERCISE THIS RIGHT BY GIVING VOTING INSTRUCTIONS BY TELEPHONE.

NORTHERN TRUST CORPORATION
VOTING INSTRUCTION CARD FOR ANNUAL MEETING 2000
Voting Instruction Solicited by the Trustee of the Thrift-Incentive Plan

The undersigned hereby instructs The Northern Trust Company, Trustee of the Thrift-Incentive Plan, to vote at the annual meeting of stockholders of Northern Trust Corporation on April 18, 2000, or any adjournment of such meeting, all shares of Common Stock for which the undersigned is entitled to give voting instruction on the Proposals more fully described in the Proxy Statement for the meeting, in the manner specified, and on any other business properly coming before the meeting.

You are encouraged to specify your choice on each Proposal by voting by telephone in accordance with the voting instructions on the reverse side or by marking the appropriate space on the voting instruction card on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* EACH PROPOSAL.

CONTINUED ON REVERSE SIDE

YOU CAN GIVE VOTING INSTRUCTIONS BY TELEPHONE OR BY SIGNING, DATING AND RETURNING THIS CARD BY MAIL

Northern Trust

NORTHERN TRUST CORPORATION
PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK ONLY.

	For All	Withheld All	For All Except As Noted
1. **Election of 14 Directors.** ***Nominees:*** **Duane L. Burnham, Dolores E. Cross, Susan Crown, Robert S. Hamada, Barry G. Hastings, Robert A. Helman, Arthur L. Kelly, Frederick A. Krehbiel, Robert C. McCormack, Edward J. Mooney, William A. Osborn, Harold B. Smith, William D. Smithburg, Bide L. Thomas**	◯	◯	◯

____
(Except nominee(s) written above.)

	For	Against	Abstain
2. **Approval of the Amendment to Restated Certificate of Incorporation to increase authorized Common Stock**	◯	◯	◯

In its sole discretion, the Trustee is authorized to vote as it shall determine on such other matters as may properly come before the meeting.

Listed on this card is the number of shares of Common Stock which you are entitled to vote. You may direct the Trustee of the Thrift-Incentive Plan to vote all of the shares for which you are entitled to direct the voting at the annual meeting. Please express your choice on each Proposal, date and sign below, and mail this card in the envelope provided.

Dated __________________, 2000

Signature(s) ____________________________________

____

Direction to The Northern Trust Company, as Trustee of the Thrift-Incentive Plan, to vote my share participation.

Please sign exactly as name appears hereon. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such.

Please detach here

COMPANY #
CONTROL #

THERE ARE TWO WAYS TO GIVE VOTING INSTRUCTIONS TO THE THRIFT-INCENTIVE PLAN TRUSTEE.

VOTE BY PHONE—TOLL FREE—1-800-240-6326—QUICK *** EASY *** IMMEDIATE

- Your telephone call gives instructions to the Thrift-Incentive Plan Trustee to vote your shares in the same manner as if you marked, signed, dated and returned your voting instruction card.
- Use any touch-tone telephone to vote your proxy 24 hours a day, 7 days a week. The cut-off for giving voting instructions to the Thrift-Incentive Plan Trustee by telephone is 5 PM CST on April 14, 2000.
- You will be prompted to enter your 3-digit Company Number and your 7-digit Control Number which is located above.
- Follow the simple voice-mail instructions.

VOTE BY MAIL

Mark, sign and date your voting instruction card and return it in the postage-paid envelope we've provided or return it to Northern Trust Corporation, c/o Shareowner Services(TM) , P.O. Box 64873, St. Paul, MN 55164-9397. The cut-off date for receiving your voting instruction card is 5 PM CST on April 14, 2000.

IF YOU VOTE BY TELEPHONE, PLEASE DO NOT MAIL YOUR VOTING INSTRUCTION CARD.

NOTE: Because stockholders have the right to vote cumulatively in the election of directors, as described in the ''Election of Directors'' section on page 3 of the Proxy Statement, you have the right to instruct the Thrift-Incentive Plan Trustee to vote the shares allocated to your plan account in a manner that distributes those cumulative votes unequally among the nominees. IF YOU WISH TO EXERCISE THIS RIGHT, YOU MUST PROVIDE THE THRIFT-INCENTIVE PLAN